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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   ---------

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)/1/


                                BWAY Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  112004 10 6
                        ------------------------------
                                 (CUSIP Number)



                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)



------------
  /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

-------------------------                                  ---------------------
  CUSIP No. 112004 10 6                13G                   Page 2 of 8 Pages
-------------------------                                  ---------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Mary Lou Hayford

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,851,273 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,851,273 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,171,691 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN

------------------------------------------------------------------------------

-------------------------                                  ---------------------
  CUSIP No. 112004 10 6                13G                   Page 3 of 8 Pages
-------------------------                                  ---------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Warren J. Hayford

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            320,418 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             320,418 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,171,691 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      22.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN

------------------------------------------------------------------------------

                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

            BWAY Corporation (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            8607 Roberts Drive, Suite 250
            Atlanta, Georgia 30350

Item 2(a).  Name of Persons Filing:

            Mary Lou Hayford
            Warren J. Hayford

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The address of the principal business office of each of the Reporting Persons is c/o BWAY Corporation, 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350.

Item 2(c).  Citizenship:

            Both Mary Lou Hayford and Warren J. Hayford are citizens of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share ("Common Stock").

Item 2(e).  CUSIP No.:

            112004 10 6

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

            Neither Reporting Person is one of the listed alternatives.

                               Page 4 of 8 Pages

Item 4.     Ownership (as of December 31, 1998):

       (a)  Amount Beneficially Owned: 2,171,691/1/

       (b)  Percent of Class: 22.8%/1,2/

       (c)  Number of shares as to which Mary Lou Hayford has:

            (i)    sole power to vote or to direct the vote: 1,851,273/1/

            (ii)   shared power to vote or to direct the vote: 0

            (iii)  sole power to dispose or to direct the disposition of:
                   1,851,273/1/

            (iv)   shared power to dispose or to direct the disposition of: 0

            Number of shares as to which Warren J. Hayford has:

            (i)    sole power to vote or to direct the vote: 320,418/1/

            (ii)   shared power to vote or to direct the vote: 0

            (iii)  sole power to dispose or to direct the disposition of:
                   320,418/1/

            (iv)   shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            Not Applicable.



_______________
   /1/Of the total number of shares shown as beneficially owned by the Reporting Persons, 1,851,273 are owned directly by Mary Lou Hayford, 92,918 are owned directly by Warren J. Hayford and 227,500 are subject to options owned directly by Mr. Hayford. Mr. Hayford and Mrs. Hayford are husband and wife. Each Reporting Person disclaims beneficial ownership of the shares owned directly by his or her spouse.

   /2/Based on (a) the 9,310,818 shares of Common Stock outstanding as of December 31, 1998 and (b) the 227,500 shares of Common Stock subject to options owned directly by Mr. Hayford that are exercisable within 60 days of December 31, 1998. These shares subject to options are considered outstanding for purposes of determining the percent of class held by the Reporting Persons pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

                               Page 5 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable.

Item 9.     Notice of Dissolution of Group:

            Not Applicable.

Item 10.    Certification:

            Not Applicable.

                               Page 6 of 8 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: January 19, 1999


                                          /s/ Mary Lou Hayford
                                          --------------------------
                                          Mary Lou Hayford


                                          /s/ Warren J. Hayford
                                          --------------------------
                                          Warren J. Hayford

                               Page 7 of 8 Pages

                                                                       EXHIBIT A
                                                                       ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                             _____________________


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts by each person executing this joint filing agreement, and each such counterparts shall be an original but all of which, taken together, shall constitute but one and the same instrument.


Date: January 19, 1999

                                           /s/ Mary Lou Hayford
                                           ---------------------------
                                           Mary Lou Hayford


                                           /s/ Warren J. Hayford
                                           ---------------------------
                                           Warren J. Hayford

                               Page 8 of 8 Pages